January 20, 2026

Dany Vaiman
Chief Financial Officer
Flora Growth Corp.
3230 W. Commercial Boulevard, Suite 180
Fort Lauderdale, Florida 33309

       Re: Flora Growth Corp.
           Registration Statement on Form S-3
           Filed January 8, 2026
           File No. 333-292616
Dear Dany Vaiman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Nicholas Arruda